UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 30, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 30, 2014 announcing the organization of Turkcell’s Investor Relations.

Istanbul, June 30, 2014

The Structuring of Investor Relations

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Below statement is made in compliance with the Communiqué II-17.1 on Corporate Governance.

As per the Article 11 of Communiqué on Corporate Governance (the “Communiqué”) published by the Capital Markets Board of Turkey, Investor Relations’ duties are being performed by Capital Markets and Compliance Executive Emre Alpman, who holds the licenses which are set forth in the Communiqué and Investor Relations Director Nihat Narin.

Contact details of the Investor Relations responsibles are stated below.

Emre Alpman	Nihat Narin

Tel: 0 212 313 22 22	Tel: 0 212 313 18 88

E-mail: emre.alpman@turkcell.com.tr	E-mail: nihat.narin@turkcell.com.tr

Capital Market Activities Advanced
Level License No: 203743

Corporate Governance Rating
Specialist License No: 700292

Investor Relations

E-mail:  investor.relations@turkcell.com.tr

Twitter:  http://twitter.com/TurkcellNews

Website:  www.turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 30, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 30, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director